

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Frank D. Heuszel
Chief Executive Officer
Document Security Systems Inc.
200 Canal View Boulevard, Suite 104
Rochester, NY 14623

> **Re: Document Security Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 19, 2020**
> **File No. 001-32146**

Dear Mr. Heuszel:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing